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Filed pursuant to Rule 433
Issuer Free Writing Prospectus
Registration No. 333-173619
May 11, 2011

JIAYUAN.COM INTERNATIONAL LTD.

        Jiayuan.com International Ltd., or the Company, has filed a registration statement on Form F-1, including a prospectus, with the Securities and Exchange Commission, or the SEC, for the offering to which this free writing prospectus relates. Before you invest in the securities being offered, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details. You may get these documents and other documents the Company has filed for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free Merrill Lynch, Pierce, Fenner & Smith Incorporated (1-866-500-5408) or Citigroup Global Markets Inc. (1-877-858-5407) (calling these numbers is not toll free outside the United States). You may also access the Company's most recent preliminary prospectus dated May 11, 2011, which is included in Amendment No. 5 to the Company's registration statement on Form F-1, as filed with the SEC via EDGAR on May 11, 2011, or Amendment No. 5, by visiting EDGAR on the SEC website at: http://sec.gov/Archives/edgar/data/1511683/000104746911004910/a2203664zf-1a.htm

        On May 9, 2011, the Company filed Amendment No. 4 to its registration statement on Form F-1, including a preliminary prospectus. This free writing prospectus updates and supplements the information contained in the Company's preliminary prospectus, dated May 9, 2011. All references to page numbers are to Amendment No. 5.

PROSPECTUS SUMMARY

Our History and Corporate Structure

        The following sentence was added on page 4:

        As of the date of this prospectus, Beijing Miyuan has not commenced operations, it does not have any staff or assets and it does not generate any revenue.

        The following sentence, diagram and related footnotes have been added on pages 5-6:

        The following diagram illustrates our shareholding and corporate structure as of the date of this prospectus:

(1)
The shareholding percentage is determined by dividing (i) the number of ordinary shares held by such person by (ii) the total number of ordinary shares outstanding as of the date of this prospectus. The shareholding percentage does not take into account any option held by such person, including those options that are currently exercisable or exercisable within 60 days of the date of this prospectus.

(2)
Harper Capital Inc., or Harper, is in the process of transferring its 100% equity interest in Shanghai Miyuan to Jiayuan Hong Kong. We expect to complete this transfer in the second quarter of 2011. Shanghai Miyuan has received all of the required approvals from the Ministry of Commerce to effect this transfer. It is in the process of updating its AIC registration to reflect the equity transfer from Harper to Jiayuan Hong Kong. Shanghai Miyuan is also required to update its foreign exchange registration certificate with the local office of the SAFE after the AIC registration is completed. See "Risk Factors—Risks Relating to Regulation of Our Business and to Our Structure—We may be unable to complete the transfer of the equity interest in Shanghai Miyuan from Harper to Jiayuan Hong Kong which may cause us to incur additional costs, divert resources and management attention."

(3)
The PRC residents holding direct or indirect interests in our company to which we have knowledge are in the process of registering and amending registrations with the local SAFE branch. These PRC residents are Ms. Haiyan Gong, our founder and chief executive officer, Mr. Yongqiang Qian, our chairman, Mr. Xu Liu, Mr. Fuping Yu, Mr. Qingjun Zhu and Mr. Cheng Li. Because these registrations are still in process, Beijing Miyuan was unable to obtain a foreign exchange registration certificate by April 25, 2011, the date on which the first installment of the capital contribution was required to be made. Jiayuan Hong Kong was thus unable to pay the first installment of the capital contribution. As a result, under PRC law, Beijing Miyuan's Foreign Invested Enterprise Approval Certificate issued by the local office of the Ministry of Commerce is consequently deemed to be invalid. We are required to deregister Beijing Miyuan with the local AIC office and return Beijing Miyuan's business license to the local AIC office for cancellation. In addition, the local AIC office may also revoke Beijing Miyuan's business license on its own initiative even if we do not voluntarily deregister Beijing Miyuan and return the business license. If Beijing Miyuan is deregistered and its business license is returned to the local AIC for cancellation, or its business license is revoked by the local AIC office, Beijing Miyuan will no longer be a validly existing legal entity. See "Risk Factors—Risks Relating to Regulation of Our Business and to Our Structure—If Beijing Miyuan, one of our PRC subsidiaries, is deregistered or if its business license is cancelled or revoked by the government, we may be required to incur additional costs to reorganize our corporate structure" and "Risk Factors—Risks Related to Doing Business in China—PRC regulations relating to the establishment of offshore SPVs by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liabilities or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries' ability to increase their registered capital or distribute profits to us or may otherwise adversely affect us."

(4)
These contracting shareholders are Ms. Haiyan Gong, Mr. Yongqiang Qian, Mr. Xu Liu, Mr. Fuping Yu, Mr. Qingjun Zhu and Mr. Cheng Li.

(5)
Jiayuan Shanghai Center was established by Shanghai Huaqianshu as a privately funded non-enterprise institution that engages in non-profit social services.

        Footnote (2) on pages 12-13 (as amended) is set forth below:

(2)
The unaudited pro-forma net income per share for the year ended December 31, 2010 gives effect to (i) the conversion of our Series A preferred shares into ordinary shares on the original date of issuance at the rate of one ordinary share for each preferred share and (ii) the adjustment of dilutive shares whose proceeds are presumed to be used to pay for the difference between the cumulative participating dividends due to holders of our Series A preferred shares, in the amount of RMB25.9 million (US$4.0 million) as of the expected completion date of this offering, and our net income for the year ended December 31, 2010, based on an assumed initial public offering price of US$11.00 per ADS (the midpoint of the estimated initial public offering price range) less estimated offering expenses of US$1.20 per ADS where every two ADSs represent three ordinary shares as disclosed on the cover of this prospectus.

RISK FACTORS

Risks Relating to Regulation of Our Business and Our Structure

If the PRC government finds that the agreements that establish the structure for operating our China business do not comply with restrictions on foreign investment in the online dating services industry and prohibitions on privately funded non-enterprise institutions from engaging in profit-making business operations, we could be subject to severe penalties, including discontinuation of our operations.

        The third paragraph on page 29 and the carryover paragraph on page 30 (as amended) is set forth below:

        In the opinion of Zhong Lun Law Firm, our PRC legal counsel, (i) the corporate structures of our company, our PRC subsidiaries, our PRC operating companies and Jiayuan Shanghai Center, except for Beijing Miyuan's Foreign Invested Enterprise Approval Certificate being deemed invalid, are in compliance with existing PRC laws and regulations, (ii) even though Beijing Miyuan's Foreign Invested Enterprise Approval Certificate has been deemed invalid, Beijing Miyuan is a validly existing wholly foreign-owned enterprise with legal person status and limited liability under PRC Laws because its business license has not been revoked or returned for cancellation, and (iii) the contractual arrangements between our PRC subsidiaries, on the one hand, and our PRC operating companies and/or their shareholders and/or Jiayuan Shanghai Center, on the other hand, including the assignments of contractual arrangement by Beijing Miyuan to Shanghai Miyuan concerning Beijing Huaqianshu and Xique, are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect. However, our PRC legal counsel has further advised us that substantial uncertainties still exist as to how the FITE Regulations, MII Circular 2006 and Privately Funded Non-enterprise Institutions Regulation will be interpreted and implemented by the PRC authorities and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the FITE Regulations, MII Circular 2006 and Privately Funded Non-enterprise Institutions Regulation. If the Ministry of Industry and Information Technology, or MIIT, the successor of MII, the Ministry of Civil Affairs, or another PRC regulatory agency subsequently takes a view contrary to ours or if we, our PRC subsidiaries, or any of our PRC operating companies and Jiayuan Shanghai Center are found to have violated any existing or future PRC laws or regulations, or our corporate structure is found to be in violation with any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:

  •
  revoking our PRC operating companies' or Jiayuan Shanghai Center's business and operating licenses;

  •
  discontinuing or restricting our PRC operating companies' or Jiayuan Shanghai Center's operations;

  •
  imposing conditions or requirements with which we or our PRC companies or Jiayuan Shanghai Center may not be able to comply;

  •
  requiring us, our PRC companies or Jiayuan Shanghai Center to restructure the relevant corporate structure or operations; or

  •
  taking other regulatory or enforcement actions, including levying fines and confiscating income, which could be harmful to our business.

        The following risk factor has been added on page 32:

We may be unable to complete the transfer of the equity interest in Shanghai Miyuan from Harper to Jiayuan Hong Kong which may cause us to incur additional costs, divert resources and management attention.

        Under the relevant PRC laws, Shanghai Miyuan has received all of the required governmental approvals from local MOFCOM and is currently updating its registrations with the AIC and SAFE. While Harper's transfer of its 100% equity interest in Shanghai Miyuan to Jiayuan Hong Kong has been approved by the local branch of the Ministry of Commerce, Shanghai Miyuan is still required to update its registration with the AIC to reflect the transfer. In addition, Shanghai Miyuan is also required to update its foreign exchange registration certificate with the local office of the SAFE in Shanghai after the AIC registration is completed. Under PRC Law, the AIC is required to complete the update registration within 15 days after receiving the application and the local office of the SAFE in Shanghai is required to complete the update of Shanghai Miyuan's foreign exchange registration certificate within 20 days after accepting the application. As Shanghai Miyuan's registered capital has been fully paid, we believe the registration updates with the AIC and the local office of the SAFE in Shanghai are routine. However, there is no assurance that such registration updates will be completed on a timely basis, or at all. Should we fail to complete our registration updates with the AIC and the local office of the SAFE denies registration update, we may be assessed fines ranging from RMB10,000 to RMB100,000 for our failure to update our registration with the AIC and from RMB1,000 to RMB10,000 for our failure to update the registration with the local office of SAFE.

OUR HISTORY AND CORPORATE STRUCTURE

Our History

        The second bullet point on page 53 (as amended) is set forth below:

  •
  in January 2011, Jiayuan Hong Kong established another wholly-owned PRC subsidiary, Beijing Miyuan, to enter into a series of contractual arrangements with Beijing Huaqianshu, Xique and their respective shareholders to acquire effective control over Beijing Huaqianshu and Xique. We believe that establishing a wholly foreign-owned enterprise in Beijing will provide us with more organizational flexibility as our principal offices and many of our employees are located in Beijing. Furthermore, given the highly-regulated nature of the Internet industry, we believe that our proximity to regulators in Beijing will become increasingly important as our business expands. Beijing Miyuan has not commenced operations as of the date of this prospectus. It does not have any staff or assets, and it does not generate any revenue;

        The following sentence, diagram and related footnotes been added on pages 55-56:

        The following diagram illustrates our shareholding and corporate structure as of the date of this prospectus:

(1)
The shareholding percentage is determined by dividing (i) the number of ordinary shares held by such person by (ii) the total number of ordinary shares outstanding as of the date of this prospectus. The shareholding percentage does not take into account any option held by such person, including those options that are currently exercisable or exercisable within 60 days of the date of this prospectus.

(2)
Harper is in the process of transferring its 100% equity interest in Shanghai Miyuan to Jiayuan Hong Kong. We expect to complete this transfer in the second quarter of 2011. Shanghai Miyuan has received all of the required approvals from the Ministry of Commerce to effect this transfer. It is in the process of updating its AIC registration to reflect the equity transfer from Harper to Jiayuan Hong Kong. Shanghai Miyuan is also required to update its foreign exchange registration certificate with the local office of the SAFE after the AIC registration is completed. See "Risk Factors—Risks Relating to Regulation of Our Business and to Our Structure—We may be unable to complete the transfer of the equity interest in Shanghai Miyuan from Harper to Jiayuan Hong Kong which may cause us to incur additional costs, divert resources and management attention."

(3)
The PRC residents holding direct or indirect interests in our company to which we have knowledge are in the process of registering and amending registrations with the local SAFE branch. These PRC residents are Ms. Haiyan Gong, our founder and chief executive officer, Mr. Yongqiang Qian, our chairman, Mr. Xu Liu, Mr. Fuping Yu, Mr. Qingjun Zhu and Mr. Cheng Li. Because these registrations are still in process, Beijing Miyuan was unable to obtain a foreign exchange registration certificate by April 25, 2011, the date on which the first installment of the capital contribution was required to be made. Jiayuan Hong Kong was thus unable to pay the first installment of the capital contribution. As a result, under PRC law, Beijing Miyuan's Foreign Invested Enterprise Approval Certificate issued by the local office of the Ministry of Commerce is consequently deemed to be invalid. We are required to deregister Beijing Miyuan with the local AIC office and return Beijing Miyuan's business license to the local AIC office for cancellation. In addition, the local AIC office may also revoke Beijing Miyuan's business license on its own initiative even if we do not voluntarily deregister Beijing Miyuan and return the business license. If Beijing Miyuan is deregistered and its business license is returned to the local AIC for cancellation, or its business license is revoked by the local AIC office, Beijing Miyuan will no longer be a validly existing legal entity. See "Risk Factors—Risks Relating to Regulation of Our Business and to Our Structure—If Beijing Miyuan, one of our PRC subsidiaries, is deregistered or if its business license is cancelled or revoked by the government, we may be required to incur additional costs to reorganize our corporate structure" and "Risk Factors—Risks Related to Doing Business in China—PRC regulations relating to the establishment of offshore SPVs by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liabilities or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries' ability to increase their registered capital or distribute profits to us or may otherwise adversely affect us."

(4)
These contracting shareholders are Ms. Haiyan Gong, Mr. Yongqiang Qian, Mr. Xu Liu, Mr. Fuping Yu, Mr. Qingjun Zhu and Mr. Cheng Li.

(5)
Jiayuan Shanghai Center was established by Shanghai Huaqianshu as a privately funded non-enterprise institution that engages in non-profit social services.

        The third paragraph, including the three bullet points, on page 62 (as amended) is set forth below:

        In the opinion of Zhong Lun Law Firm, our PRC legal counsel:

  •
  the corporate structure of our PRC subsidiaries, our PRC operating companies and Jiayuan Shanghai Center, except for Beijing Miyuan's Foreign Invested Enterprise Approval Certificate being deemed invalid, currently complies with, and immediately after this offering, will comply with, current PRC laws, rules and regulations;

  •
  even though Beijing Miyuan's Foreign Invested Enterprise Approval Certificate has been deemed invalid, Beijing Miyuan is a validly existing wholly foreign-owned enterprise with legal person status and limited liability under PRC Laws because its business license has not yet been revoked or returned for cancellation; and

  •
  our contractual arrangements among our PRC subsidiaries, our PRC operating companies and their respective shareholders, and Jiayuan Shanghai Center (including the assignments of contractual arrangement by Beijing Miyuan to Shanghai Miyuan concerning Beijing Huaqianshu and Xique) are valid and binding on all parties to these arrangements, and do not violate current PRC laws, rules or regulations.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

        Footnote (2) on page 71 (as amended) is set forth below:

(2)
The unaudited pro-forma net income per share for the year ended December 31, 2010 gives effect to (i) the conversion of our Series A preferred shares into ordinary shares on the original date of issuance at the rate of one ordinary share for each preferred share and (ii) the adjustment of dilutive shares whose proceeds are presumed to be used to pay for the difference between the cumulative participating dividends due to holders of our Series A preferred shares, in the amount of RMB25.9 million (US$4.0 million) as of the expected completion date of this offering, and our net income for the year ended December 31, 2010, based on an assumed initial public offering price of US$11.00 per ADS (the midpoint of the estimated initial public offering price range) less estimated offering expenses of US$1.20 per ADS where every two ADSs represent three ordinary shares as disclosed on the cover of this prospectus.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. Unaudited Pro-forma Balance Sheet and Net (Loss)/Income Per Share

        The last paragraph and carryover paragraph on pages F-36-F-37 (as amended) is set forth below:

        The unaudited pro-forma net (loss)/income per share for the years ended December 31, 2008, 2009 and 2010, as shown below, is giving effect to (i) the conversion of preferred shares into ordinary shares on the original date of issuance, and (ii) the adjustment of dilutive shares relating to the cumulative participating dividends amounting to approximately RMB25,948 (US$3,992) as of the expected IPO completion date. This adjustment represents the number of shares whose proceeds presumed to be used to pay for the excess of cumulative participating dividends as of the expected IPO completion date and the Group's net income for the year ended December 31, 2010, based on expected net proceeds per share after deducting the Group's estimated expenses related to the offering.

19. Subsequent Events

        Note 19(g) on page F-40 (as amended) and the last paragraph added in Note 19 are set forth below:

g)
(unaudited) On May 6, 2011, Shanghai Miyuan, Beijing Miyuan, Beijing HQS and its respective shareholders and Xique and its respective shareholders, entered into assignment agreements whereby Beijing Miyuan transferred its obligations and rights under the contractual arrangements with Beijing HQS, Xique and their respective shareholders to Shanghai Miyuan. The assignment agreements will be accounted for as reorganizations of businesses under common control in a manner similar to a pooling of interests. Accordingly, the Group will continue to include the financial statements of Beijing HQS and Xique in its consolidated financial statements after the transfer.

  Under the relevant PRC laws, Shanghai Miyuan has received all of the required governmental approvals in relation to its original incorporation and its registered capital has been fully paid. Currently, Shanghai Miyuan is in the process of updating local Administration of Industry and Commerce ("AIC") registration to reflect the equity transfer from the BVI Company to Jiayuan Hong Kong. Shanghai Miyuan is also required to update its foreign exchange registration certificate with the local branch of the State Administration of Foreign Exchange ("SAFE"). The Company expects to receive approval from AIC and SAFE within due course.

        The Company has considered subsequent events through April 20, 2011, which was the date these financial statements were issued.

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JIAYUAN.COM INTERNATIONAL LTD.
PROSPECTUS SUMMARY
RISK FACTORS
OUR HISTORY AND CORPORATE STRUCTURE
SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS